SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

GameStop Corp.
 (Name of Issuer)

Class A Common Stock, $0.001 par value per share
 (Title of Class of Securities)

36467W109
 (CUSIP Number)

Michael J. Burry
c/o Scion Asset Management, LLC
20665 4th Street, Suite 201
Saratoga, CA 95070

Telephone: (408) 441 8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. □

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,400,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on 64,457,992 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on March 27, 2020.

CUSIP No. 36467W109	SCHEDULE 13D	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
SCION ASSET PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,400,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1) This percentage is based on 64,457,992 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on March 27, 2020.

CUSIP No. 36467W109	SCHEDULE 13D	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
SCION CAPITAL GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,400,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) This percentage is based on 64,457,992 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on March 27, 2020.

CUSIP No. 36467W109	SCHEDULE 13D	Page 5 of 9 Pages
1	NAMES OF REPORTING PERSONS
MICHAEL J. BURRY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,400,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This percentage is based on 64,457,992 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on March 27, 2020.

CUSIP No. 36467W109	SCHEDULE 13D	Page 6 of 9 Pages
Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A Common Stock, $0.001 par value per share (the “Shares”), of GameStop Corp., a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Company is 625 Westport Parkway, Grapevine, Texas 76051.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Scion Asset Management, LLC (“SAM”), a Delaware limited liability company; (ii) Scion Asset Partners, LP (“SAP”), a Delaware limited partnership; (iii) Scion Capital Group, LLC (“SCG”), a California limited liability company; and (iv) Michael J. Burry (“Mr. Burry”), a citizen of the United States of America.

This Statement relates to the Shares held for the accounts of Scion Master G7, LP (“Master”), a Cayman Islands exempted limited partnership, Scion Value G7, LP (“Value”), a Delaware limited partnership, and a separately managed account (“SMA”). The principal business of SAM is to serve as investment manager to each of Master, Value and the SMA. SAP is the managing member of SAM, SCG is the general partner of SAP, and Mr. Burry is the managing member of SCG and the Chief Executive Officer of SAM, SAP, and SCG. In such capacities, the Reporting Persons may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of, the Shares reported herein.

The address of the principal office for each of the Reporting Persons is 20665 4th Street, Suite 201, Saratoga, California 95070.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used for the purchase of the Shares reported herein came from the general working capital of each of Master, Value and the SMA, and may include margin borrowing and proceeds from short sales. Positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $13,609,857, including commissions, was paid to acquire the Shares reported herein.

CUSIP No. 36467W109	SCHEDULE 13D	Page 7 of 9 Pages

Item 4.
PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares reported herein for investment purposes.  Consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer (the “Board”) and/or other relevant parties regarding the Issuer, including but not limited to its operations, governance and control.

Towards that end, on July 28, 2019, the Reporting Persons sent the Board a letter (the “July 28 Letter”) noting their concerns regarding the Issuer’s capital management. Specifically, in the July 28 Letter, the Reporting Persons recommended that the Board use its excess cash to complete the $300 million share buyback authorized by the Board, invest in the business and pay down debt, and not on projects of uncertain return, such as costly store renovations or business acquisitions.  On August 16, 2019, the Reporting Persons sent the Board another letter (the “August 16 Letter”) in which they reiterated their recommendations from the July 28 Letter.  On August 26, 2019, the Reporting Persons sent the Board a third letter (the “August 26 Letter”) in which they (i) again raised their recommendation, set forth in each of the July 28 Letter and August 16 Letter, that the Board complete its authorized share repurchase; (ii) proposed a reduction in compensation for non-executive Board members; (iii) expressed concerns about the 6.5 million Share 2019 Incentive Plan, and encouraged Board members and executives to instead buy Shares in the open market; and (iv) recommended the resignation of four non-executive members and one executive member from the Board and the addition of a non-executive member with video-game industry experience.  Notably, on March 9, 2020, the Issuer announced changes to its Board’s composition, including the resignation of four Board members and the appointment of three replacement Board members.

A copy of each of the July 28 Letter, the August 16 Letter and the August 26 Letter is filed with this Schedule 13D as Exhibit C, Exhibit D and Exhibit E, respectively.

More recently, the Reporting Persons have continued to engage in communications with shareholders, Issuer management and the Board. Among other things, the Reporting Persons have continued to recommend the Issuer use its cash to buy back Shares and pursue debt reduction and buybacks, and that Board members and executives buy Shares in the open market.  The Reporting Persons have also raised concerns with the Issuer about its consulting costs and recommended that the Issuer: (i) engage in a sale and leaseback of its properties (including distribution, warehouse and corporate office and headquarter facilities), given the current low interest rates; (ii) continue to not pay dividends; (iii) consider ways to cut costs, such as by selling the Company airplane and eliminating consultants; and (iv) consider improving or finding a buyer for their Game Informer Magazine.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) recommend changes to the Issuer’s board of directors; and (iv) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 36467W109	SCHEDULE 13D	Page 8 of 9 Pages

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

(a) Each of SAM, SAP, SCG, and Mr. Burry may be deemed to beneficially own 3,400,000 Shares, which equates to approximately 5.3% of the total number of Shares outstanding. This amount consists of (a) 2,140,618 Shares held for the account of Master, (b)  670,071 Shares held for the account of Value, and (c) 589,311 Shares held for the account of the SMA. The beneficial ownership percentages reported herein are based on 64,457,992 Shares outstanding as of March 20, 2020, as reported in the Company’s annual report on Form 10-K filed with the SEC (defined herein) on March 27, 2020.

(b) Each of SAM, SAP, SCG, and Mr. Burry may be deemed to share voting and dispositive power over 3,400,000 Shares.

(c) Except for the transactions listed in Exhibit B hereto, all of which were effected in the open market through a broker, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d) See disclosure in Items 2(a) and 5(a) and (b) hereof. Each of Master, Value and the SMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 is incorporated by reference herein.

Except as set forth herein, including the Joint Filing Agreement filed as Exhibit A to this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A Exhibit B Exhibit C	Joint Filing Agreement, dated April 10, 2020 Schedule of Transactions, in response to Item 5(c) Letter to the Company’s Board of Directors, dated July 28, 2019
Exhibit D	Letter to the Company’s Board of Directors, dated August 16, 2019
Exhibit E	Letter to the Company’s Board of Directors, dated August 26, 2019

CUSIP No. 36467W109	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 10, 2020

SCION ASSET MANAGEMENT, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

SCION ASSET PARTNERS, L.P.

By: SCION CAPITAL GROUP, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION CAPITAL GROUP, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

MICHAEL J. BURRY

/s/ Michael J. Burry

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date: April 10, 2020

SCION ASSET MANAGEMENT, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Chief Executive Officer

SCION ASSET PARTNERS, L.P.

By: SCION CAPITAL GROUP, LLC, its general partner
By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

SCION CAPITAL GROUP, LLC

By: /s/ Michael J. Burry
Name:  Michael J. Burry
Title:  Managing Member

MICHAEL J. BURRY

/s/ Michael J. Burry

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Entity Name	Transaction Date	Transaction Type	Quantity	Price Per Share (excluding commissions)
SMA	2/10/2020	Buy	1,579	$3.872
Master	2/10/2020	Buy	5,995	$3.872
Value	2/10/2020	Buy	1,776	$3.872
SMA	2/11/2020	Buy	8,445	$4.0406
Master	2/11/2020	Buy	32,060	$4.0406
Value	2/11/2020	Buy	9,495	$4.0406
SMA	2/12/2020	Buy	40,646	$4.2267
Master	2/12/2020	Buy	154,305	$4.2267
Value	2/12/2020	Buy	45,699	$4.2267
SMA	2/13/2020	Buy	8,445	$4.1289
Master	2/13/2020	Buy	32,060	$4.1289
Value	2/13/2020	Buy	9,495	$4.1289
SMA	2/19/2020	Buy	1,509	$3.9691
Master	2/19/2020	Buy	5,730	$3.9691
Value	2/19/2020	Buy	1,697	$3.9691
SMA	2/20/2020	Buy	2,713	$4.1902
Master	2/20/2020	Buy	10,300	$4.1902
Value	2/20/2020	Buy	3,051	$4.1902
SMA	2/21/2020	Buy	8,445	$4.0586
Master	2/21/2020	Buy	32,060	$4.0586
Value	2/21/2020	Buy	9,495	$4.0586
SMA	2/24/2020	Buy	4,222	$3.792
Master	2/24/2020	Buy	16,030	$3.792
Value	2/24/2020	Buy	4,748	$3.792
SMA	3/3/2020	Buy	15,618	$3.6414
Master	3/3/2020	Buy	59,447	$3.6414
Value	3/3/2020	Buy	17,460	$3.6414
SMA	3/4/2020	Buy	9,527	$3.6035
Master	3/4/2020	Buy	36,265	$3.6035
Value	3/4/2020	Buy	10,651	$3.6035
SMA	3/5/2020	Buy	174	$3.88
Master	3/5/2020	Buy	663	$3.88
Value	3/5/2020	Buy	195	$3.88
SMA	3/26/2020	Sell	42,775	$4.4697
Master	3/26/2020	Sell	159,725	$4.4697
Value	3/26/2020	Sell	47,500	$4.4697
SMA	4/1/2020	Buy	33,079	$3.2335
Master	4/1/2020	Buy	119,183	$3.2335
Value	4/1/2020	Buy	35,368	$3.2335
SMA	4/2/2020	Buy	19,811	$2.9397
Master	4/2/2020	Buy	71,377	$2.9397
Value	4/2/2020	Buy	21,182	$2.9397
SMA	4/3/2020	Buy	17,630	$2.7925
Master	4/3/2020	Buy	63,520	$2.7925
Value	4/3/2020	Buy	18,850	$2.7925

EXHIBIT C
July 28, 2019

The Board of Directors
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

Dear Members of the Board,

Scion Asset Management, LLC and its affiliates (“Scion”) own approximately 2,000,000 shares, or about 2.21%, of GameStop, Inc. (“GameStop”) common stock.

We have concerns regarding capital management at GameStop.  The Board erred in its attempt to diversify into cellular stores three years ago.  Now with that decision reversed through the sale of that business, we believe shareholders will agree that current resources should not be wasted.  The decision to delete the dividend is in some ways understandable, but backing off from the original plan and authorization to buy back $300 million of common stock would be unforgiveable.

Given recent prices under $5 per share for GameStop common stock, GameStop should continue with the remaining $237,600,000 share repurchase at once and with urgency.

We suggest you will never find an easier or safer opportunity to double or triple GameStop’s earnings per share, while increasing tangible book value per share by more than 100%.   This may be accomplished simply by completing the $300 million share buyback the Board authorized earlier this year.  Given the market capitalization of GameStop at $362 million as of July 26th, completing the authorization would retire about two-thirds of GameStop’s outstanding shares – this would triple earnings per share, as the denominator would be 1/3 as large.

The numbers are striking and demand action.

As of July 15th, 2019, Bloomberg reports short interest in GameStop stock at 66,891,494 shares – this is about 74% of the 90,268,940 outstanding GameStop shares, again per Bloomberg as of July 26, 2019. S&P CapitalIQ as of July 26th reports GameStop has the highest short interest as percentage of outstanding shares among all common stocks trading in the United States at a price of greater than $0.01 per share.  And it is not close.

Source: S&P Capital IQ, July 26, 2019

We do not recommend public comments or disparagement of short-sellers.  In our view, shorts are part of a healthy market.  However, stocks with high short interest tend to have high volume relative to shares outstanding, and GameStop is no different.  To an extent, this enhances the current opportunity.

During the month of July through the 26th, 140,205,779 shares have traded. This is far in excess of the number of total outstanding shares.  Average daily volume during July has been 7,379,252 shares.

Because of this higher volume, GameStop could pull off perhaps the most consequential and shareholder-friendly buyback in stock market history with elegance and stealth.

That GameStop’s Board and management could undertake such a revolutionary yet safe and secure capital allocation strategy is an unprecedented opportunity, and would create tremendous value for shareholders.

On the flip side, GameStop management and its Board would cause GameStop shareholders substantial harm by allowing this historic opportunity to pass.  Mr. Market is putting this one right in your hands.

To date, many shareholders of GameStop have suffered catastrophic losses for their faith and patience.  That pain has one, and only one, benefit – the current window of opportunity to double or triple earnings per share through a game-changing share count reduction.

The elimination of the dividend in the face of a half-billion dollar cash pile that will only grow has sent a negative signal to the markets.  The stock has fallen steadily since this announcement.  But even more worrisome in terms of signalling is management backtracking on the stock buyback.

Authorized by the Board at $300 million on March 4th, 2019, the buyback covered by the recent tender offer was a disappointing fraction of the potential here.

As a result, we are concerned about the potential for management to risk large amounts of shareholder cash on projects of uncertain return.

The unfortunate reality is that Amazon, not GameStop, bought Twitch in 2014.  Instead, in 2014, GameStop started buying wireless store assets.  And in 2017, Amazon, not GameStop, bought GameSparks - while less than a year ago GameStop sold its wireless store assets.  Shareholders staring at 16-year lows in GameStop stock see little evidence that GameStop has effectively leveraged its position in the gaming universe as the new paradigm came into clear view over the last five years.

Shareholders are right to worry about capital allocation at this time. We suggest no shareholder wants a redux of large acquisitions akin to the prior cellular strategy, and neither would we tolerate significant costly store renovations with an infinitely more risky capital allocation profile than simply completing the share buyback authorization.

We expect GameStop’s business will perk up during 2020 and 2021 as the new console cycle finally gets underway.  But what is happening now in the stock is about more than late cycle doldrums or even the streaming paradigm – shareholders do not have faith in current management, and have not been inspired by new leadership.  We submit that when share prices are at 16 year lows and more than 70% of the shares are shorted, such a conclusion is the default conclusion.

What is clear is that the Board deemed up to $6.00 per share a good price for a buyback less than two months ago.  Today, partly in response to strategies presented to shareholders in GameStop’s earnings conference call and press releases, $6.00 is a full 50% higher than recent share prices.

The remaining authorization of $237.6 million is less than half the last reported cash balance of $543.2 million.  Executing the full buyback, especially with the complete elimination of the dividend, will still allow hundreds of millions of cash and cash flow to invest in the business and service the senior notes.

We advise the Board to represent shareholders well, and to ensure the execution of the remaining repurchase authorization in full.

Sincerely,

Dr. Michael J. Burry

EXHIBIT D
SCION ASSET MANAGEMENT, LLC

August 16, 2019

The Board of Directors
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

Dear Members of the Board,

Scion Asset Management, LLC and its affiliates (“Scion”) own approximately 2,750,000 shares, or about 3.05%, of GameStop, Inc. (“GameStop”) common stock.

As mentioned in our previous letter to the board, we have concerns regarding capital management at GameStop.  Given recent GameStop common stock prices under $4 per share, we must re-state that GameStop complete the remaining $237,600,000 share repurchase at once and with urgency.

Given the market capitalization of GameStop at $290 million at the close on August 15th, completing the authorization would retire over 80% of GameStop’s outstanding shares.  Depending on the timing and quality of execution, such a repurchase would increase earnings per share dramatically - far more than any other possible action on a per share basis.

The numbers are striking and demand action.  We estimate that GameStop now has in excess of $480 million of cash, more than enough to complete the share repurchase authorization and still invest in the business and pay down debt.

Through August 15th, a total of 11 trading days, 50,399,534 shares have traded. At this rate, for the month of August and for the third month in a row, the number of shares traded will exceed the total number of shares outstanding.  Because of such high volume, we maintain that GameStop could pull off perhaps the most consequential and shareholder-friendly buyback in stock market history with elegance and stealth.

Shareholders staring at all-time lows in GameStop stock see little evidence that GameStop has effectively leveraged its elite position in the gaming universe as the new paradigm came into clear view over the last five years.

The unfortunate reality is that Amazon, not GameStop, bought Twitch in 2014.  Instead, in 2014, GameStop started buying wireless store assets.  And in 2017, Amazon, not GameStop, bought GameSparks - while less than a year ago GameStop reversed course and sold its wireless store assets. Shareholders are right to worry.

We expect GameStop’s business will perk up a bit during 2020 and 2021 as the new console cycle, with associated software updates and introductions, finally gets underway.  But what is happening now in the stock is about more than late cycle doldrums or even the streaming paradigm – shareholders do not have faith in current management, and have not been inspired by new leadership policies.

Notably, as of July 31st, 2019, Bloomberg reports short interest in GameStop stock at 57,226,706 shares – this is about 63% of the 90,268,940 outstanding GameStop shares at last report.

20400 STEVENS CREEK BLVD, SUITE 840  |  CUPERTINO, CA  95014
TEL (408) 441 8400  |  FAX (408) 441 8405

SCION ASSET MANAGEMENT, LLC

We submit that when share prices are at or near all-time lows and more than 60% of the shares are shorted despite cash levels much higher than the current market capitalization, lack of faith in management’s capital allocation is the default conclusion.

All of this creates the opportunity to enter 2020 with a dramatically reduced share count along with multi-fold greater impact per share for every single other achievement of management.  Consider as just one example that if the turnaround is successful, and If GameStop were able to shrink its shares outstanding to 30 million through the share repurchase, the $157 million dividend that was just eliminated would pay out around $5.25 per share.

The Board deemed up to $6.00 per share a good price for a buyback less than two months ago, and the price of the stock today is nearly half that amount.

We again advise the Board to represent shareholders well, and to ensure the execution of the remaining repurchase authorization in full.

Sincerely,

Dr. Michael J. Burry

20400 STEVENS CREEK BLVD, SUITE 840  |  CUPERTINO, CA  95014
TEL (408) 441 8400  |  FAX (408) 441 8405

EXHIBIT E
SCION ASSET MANAGEMENT, LLC

Aug 26, 2019

The Board of Directors
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

Dear Members of the Board,

Scion Asset Management, LLC and its affiliates (“Scion”) own approximately 3,000,000 shares, or about 3.3%, of GameStop, Inc. (“GameStop”) common stock.

We believe that the Board of Directors (“Board”) should examine itself as the stock languishes near all-time lows, and as the company eliminates the dividend and lays off employees.

Board Compensation

Per GameStop’s Form Def 14A filed May 14, 2019 (“2019 Proxy”), the Board voted its non-executive members $280,000 in compensation for the 2020 Fiscal Year.  This is egregious, especially in light of the massive capital destruction that shareholders have suffered.   We suggest that the $280,000 annual compensation for each non-executive Board member may be particularly harmful to morale in light of any restructurings – such as laying off 120 employees recently – that may be necessary.

We propose the Board reduce compensation for non-executive members from $280,000 per year to $140,000 per year.

We also worry about the whopping 6.5 million share 2019 Incentive Plan, and hope management uses it judiciously.  Members of the Board, as well as executives, should be encouraged to buy stock in the open market, but they will not do it if they continue to be gifted so much stock for free.

Board Composition

Scion calls on Chairman of the Board Daniel A. DeMatteo to request the resignations of the four long-time Board members listed below.

1)	Jerome L. Davis, on the Board since 2005.
2)	Gerald R Szczepanski, on the Board since GameStop’s IPO in 2002.
3)	Lawrence S. Zilavy, on the Board since 2005
4)	Steven R. Koonin, on the Board since 2007.
GameStop does not need ghosts of the past protecting a legacy of poor capital allocation and thin oversight at this point in time.  These four Directors oversaw and rubberstamped the ill-fated “transformation of GameStop from the leading global physical video game retailer into a global family of specialty retail brands by building online and digital platforms and expanding the Company’s efforts beyond the video game category, to include a portfolio of AT&T wireless and Apple technology retail brands through its acquisitions of Spring Mobile and Simply Mac,” as stated in GameStop’s Form Def 14A filed on May 12, 2017.

The Board appears to have fiddled while Rome burned.  Back in 2014 and 2015, there were assets and strategies available to GameStop directly within its wheelhouse.   Instead, Amazon and others with more insight took advantage and burglarized GameStop’s wheelhouse while GameStop focused on its de-worsification transformation.
20400 STEVENS CREEK BLVD, SUITE 840  |  CUPERTINO, CA  95014
TEL (408) 441 8400  |  FAX (408) 441 8405

SCION ASSET MANAGEMENT, LLC

None of the four Directors listed above have video game industry experience.  In fact, per the 2019 Proxy, only 3 of the 11 Board members have such experience.

The Board at this time requires more video game industry experience.   Shareholders are right to wonder if the Board is out of its depth, especially after the wireless fiasco and the four CEOs since 2017.

We suggest the Board nominate, with the help of significant shareholders, a new member with video game industry experience.

To make room on the 7-member Board, we propose that CEO George Sherman step down from the Board.  Mr. Sherman can easily keep the Board more than informed without participating in Board decisions.

We submit that, as the Mr. Sherman sets out to leave his own mark with nearly half a billion dollars burning a hole in his pocket, shareholders will not be well-served by his participation on the Board that must oversee him.

Meeting the Needs of Shareholders

These proposals may appear stark.  But such is the gravity of the crisis facing GameStop’s executives, Board members, and shareholders.

As well, such is the fiduciary nature of Board responsibility.

We expect a 7-member re-focused Board will work more efficiently and decisively to meet the needs of shareholders in their time of crisis.

The Board ought to take these proposals -  as well as our proposal that management fully execute the remaining balance of the March 2019 share repurchase authorization in a timely manner -  as a roadmap for re-establishing both its and Gamestop’s credibility with shareholders.

Neither the Board nor management can act soon enough to demonstrate its commitment to do so.

Sincerely,

Dr. Michael J. Burry

20400 STEVENS CREEK BLVD, SUITE 840  |  CUPERTINO, CA  95014
TEL (408) 441 8400  |  FAX (408) 441 8405